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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Greenbriar Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

393648-40-7

(Cusip Number)

Steven C. Metzger
Prager, Metzger & Kroemer PLLC
2626 Cole Avenue, Suite 900
Dallas, Texas 75204
214-969-7600
214-523-3838 (facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Warwick Summit Square, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2763276

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Gainesville Real Estate LLC		I.R.S. Identification Nos. of above persons (entities only): FEI No. 33-1077870

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Richard D. Morgan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Issuer” or “GBR”) , and further amends the Original Statement on Schedule 13D (the “Original Statement”) as amended by Amendment No. 1 thereto for event of October 20, 2004 (“Amendment No. 2,” the Original Statement as amended by Amendment No. 1 is collectively referred to as the “Amended Statement”.) The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234, The CUSIP No. of the Shares is 393648-40-7.

     This Amendment No. 2 is being filed due to the cessation as “Reporting Persons” of Warwick Summit Square, Inc. (“Warwick”), Gainesville Real Estate LLC (“Gainesville”) and Richard D. Morgan because of the disposition of all Shares.

Item 2. Identity and Background

     Item 2 of the Original Statement is amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 2 is being filed on behalf of Warwick, Gainesville, a Texas limited liability company, the sole member of which is Warwick, and Richard D. Morgan, an individual. Warwick, Gainesville and Richard D. Morgan ceased to be “Reporting Persons” as of December 14, 2004, when Gainesville transferred and sold 200,130 Shares to TacCo Financial, Inc., a Nevada corporation (“TFI”) in reduction of certain indebtedness. See Items 5(e) and 6 below. Gainesville was originally organized by GBR as its subsidiary on December 8, 2003 for the special purpose of holding ownership to certain items which were not ultimately acquired. On December 30, 2003, GBR transferred all of the membership interest in Gainesville to Warwick for $1,000, the amount of the organization costs paid by GBR to establish Gainesville.

Item 5. Interest in Securities of the Issuer

     (a) and (b). According to the latest information available from the Issuer, as of September 30, 2004, the total number of issued and outstanding Shares was believed to be 977,093 Shares. As of December 13, 2004, after giving effect to the transactions described in subpart (e) and Item 6 below, the following own and hold directly the following Shares:

	No. of Shares
Name	Owned Directly	Approximate Percent of Class
Richard D. Morgan	-0-	0.00%
Warwick	-0-	0.00%
Gainesville	-0-	0.00%

	-0-	0.00%

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     (c) During the sixty calendar days ended December 14, 2004, except for the matters described in subpart (e) and Item 6 below, none of Gainesville, Warwick or Richard D. Morgan and their respective officers, directors and managers engaged in any transaction in the Shares or any other equity interest derivative thereof.

     (d) No person other than the manager of Gainesville is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares of GBR previously held by Gainesville.

     (e) On December 14, 2004, Gainesville transferred all 200,130 Shares owned by Gainesville to TFI in partial satisfaction of and in reduction of indebtedness owed to TFI in the amount of $730,474.50 (the market price per Share of $3.65 on December 14). In addition, on December 14, 2004, Richard D. Morgan transferred to TFI the Warrant described in Item 6 below for credit or payment of $11,900 against indebtedness owed to TFI by Warwick and others guaranteed by Richard D. Morgan. At the same time, Richard D. Morgan transferred to TFI his rights under a Stock Option Agreement covering 40,000 Shares of GBR for a credit of $42,000 against such indebtedness. Upon such transfers, Warwick, Gainesville and Richard D. Morgan ceased to be “Reporting Persons” with respect to the Shares as each ceased to be a beneficial holder of any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 31, 2003, Warwick offered to make an investment in GBR in the amount of $500,000 by purchasing additional Common Stock from GBR at a price of $3.96 per Share subject to an advancement of funds to Warwick by another entity. Warwick delivered a check to GBR on December 31, 2003 for the aggregate purchase price for 126,262 Shares, but such funding to cover such purchase did not result in immediately-available funds. Warwick originally reported on Form 3 the acquisition of such additional 126,262 Shares, which was subsequently reversed effective ab initio. The transaction did not ultimately occur, and no continuing option or right of Warwick exists to purchase any additional Shares from GBR. Warwick subsequently filed an amended Form 3 to delete reference to such transaction.

     On October 20, 2004, Richard D. Morgan acquired from GBR a Warrant to purchase 170,000 Shares of Common Stock at an Exercise Price of $3.58 per Share (the “Warrant”). The purchase price paid for the Warrant was $1,700 and services previously rendered, which $1,700 as paid by Richard D. Morgan is to be applied against and in reduction of the Exercise Price per Share at the time of first exercise of part or all of the Warrant. The Warrant is not presently exercisable and will not become exercisable until or unless stockholder approval of a specified transaction occurs prior to October 1, 2005, and a possible recission does not occur by that date; in either of those events, the Warrant shall become null and void by its terms. If the specified transaction is approved by the stockholders, and if no recission of such transaction occurs, the Warrant is then exercisable until October 31, 2009, covers 170,000 Shares, and contains certain adjustment provisions in the event of a reorganization of GBR. On December 14, 2004, Richard D. Morgan transferred and assigned the Warrant (which assignment and transfer received the consent of GBR) to TFI in partial payment of certain indebtedness owed to TFI by Warwick and others which Morgan guaranteed. The amount of the credit or reduction of indebtedness is $11.900.

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     Also on December 14, 2004, Richard D. Morgan transferred by assignment to TFI all of Morgan’s rights under a Stock Option Agreement dated December 16, 2003 covering 40,000 Shares of GBR at an exercise price of $2.60 per Share. The assignment was consented to by GBR. TFI gave a credit of $42,000 to Richard D. Morgan against indebtedness owed to TFI.

     On December 14, 2004, Gainesville, TFI and others entered into an agreement (the “Restructuring Agreement”) pursuant to which, among other things, Gainesville transferred to TFI 200,130 Shares at a value of $730,474.50 (the market price per Share of $3.65 on December 14, 2004 for a credit in the same amount upon the principal amount outstanding against a consolidated promissory note executed by Warwick and others payable to the order of TFI.

     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

     None.

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SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

     Dated: December 21, 2004.

WARWICK SUMMIT SQUARE, INC.
By:	/s/ Richard D. Morgan
Richard D. Morgan, President

/s/ Richard D. Morgan
Richard D. Morgan

GAINESVILLE REAL ESTATE LLC
By:	/s/ Richard D. Morgan
Richard D. Morgan, Manager

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